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                             June 7, 2024

       Paul O   Brien
       Chief Executive Officer
       MariaDB plc
       699 Veterans Blvd
       Redwood City, CA 94063

                                                        Re: MariaDB plc
                                                            Schedule 14D-9
filed May 24, 2024, as amended on May 31, 2024 and June 7,
                                                            2024
                                                            File No. 005-93845

       Dear Paul O   Brien:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Capitalized terms not defined herein have the same meaning as in your filing.

       Schedule 14D-9 filed May 24, 2024, as amended on May 31, 2024 and June 7, 2024

       General

   1. Please have MariaDB file its own Schedule 13E-3 or be added as a filing person to
                                                        Bidco's Schedule 13E-3,
or, alternatively, provide a detailed legal analysis as to why
                                                        MariaDB is not engaged,
directly or indirectly, in a Rule 13e-3 transaction. See Rule 13e-
                                                        3(c); the Commission's
Interpretive Release Related to Going Private Transactions under
                                                        Rule 13e-3, Exchange
Act Release No. 17719; and the Division of Corporation Finance's
                                                        Compliance & Disclosure
Interpretations related to Going Private Transactions, Exchange
                                                        Act Rule 13e-3 and
Schedule 13E-3, available
                                                        at
https://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.
   2.                                                   Notwithstanding Irish
Takeover Rules, under Exchange Act Rule 14e-2, MariaDB, as the subject company of a
tender offer, must state its position with respect to the offer. Such statement may indicate
the inability to take a position. See Rule 14e-2(a)(3).
 Paul O   Brien
FirstName  LastNamePaul O   Brien
MariaDB plc
Comapany
June 7, 2024NameMariaDB plc
June 7,
Page 2 2024 Page 2
FirstName LastName
3. Please file the KPMG valuation analysis and IBI Corporate Finance's analysis, both from
         March 7, 2024, and revise your filing to include a description of these analyses.
Background of the Offer, page 5

4. Please revise this section generally to name the individuals from K1 who interacted with representatives of MariaDB, its board, and its special committee instead of relying on references to "a representative of K1" or similar phrases.
5. We note your statement on page 6 that "[it] was expected that Open Ocean and Smartfin would participate in the cash investment pursuant to the Potential RP Transaction." Please revise your disclosure to clarify the reason for that belief and to describe any negotiations or contacts involving Open Ocean or Smartfin.

         We also note your statement in the following paragraph that Mr. Ingels and a representative of Mr. Zubarev (the chairman and co-founder of Runa) "would discuss from time to time the status of the Potential RP Transaction." Please revise to clarify the extent to which Mr. Ingels was engaged in these discussions in his role as a member of the
         MariaDB board, as managing partner of Smartfin, or both.
6. Refer to your disclosure about the special committee being formed "[o]n or around 19
         January 2024" to "evaluate the Potential RP Transaction and alternatives thereto." Given your disclosure that the Potential RP Transaction was delivered to the Company on
         December 23, 2023, please revise to clarify whether (and to what extent) the MariaDB board discussed the Potential RP Transaction or alternatives thereto before the formation of the special committee. Furthermore, describe what consideration, if any, the MariaDB board gave to the fact that Mr. Ingels is the managing partner of Smartfin and to the expectation that Smartfin would participate in the cash investment pursuant to the
         Potential RP Transaction when assigning Mr. Ingels to the special committee.
7. We note your disclosure on page 8 that, as a result of the K1 Proposal, "without the prior
         approval of the Company   s shareholders or the consent of the Irish
Takeover Panel, the
         Company was prohibited from implementing the Potential RP Transaction (or entering into an agreement to do so), unless the K1 Proposal was withdrawn or K1 did not thereafter announce a firm intention to make an offer for the Company." Please tell us, and revise your filing as appropriate, to clarify whether the foregoing restrictions had also been triggered as a result of the First Hale Offer. If not, please tell us why not.
8. Refer to your disclosure that the K1 Proposal was delivered on February 15, 2024, and that affiliates of K1 entered into a non-disclosure agreement with you on February 17.
         Please revise your disclosure to clarify what discussions, if any, the special committee or the MariaDB board engaged in as a result of receiving the K1 Proposal before entering into such non-disclosure agreement.

         Furthermore, we note your disclosure that through March 12, 2024, "some or a combination of representatives of the Company, Baker Botts, Matheson, and IBI
 Paul O   Brien
MariaDB plc
June 7, 2024
Page 3
         Corporate Finance held various conversations with" various advisors and counsel. Please clarify for us whether the special committee participated in any such conversations.
         Furthermore, please revise to clarify which representatives of the Company engaged in such conversations. Refer to Item 1005(b) of Regulation M-A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or David Plattner at 202-
551-8094.



FirstName LastNamePaul O   Brien                               Sincerely,
Comapany NameMariaDB plc
                                                             Division of
Corporation Finance
June 7, 2024 Page 3                                          Office of Mergers
& Acquisitions
FirstName LastName